SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 31, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

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Form 20-F...X.... Form 40-F.........

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Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 31, 2003

* Print the name and title of the signing officer under his signature.

NORTHERN DYNASTY MINERALS LTD.

1020- 800 West Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

INDEPENDENT RESOURCE ESTIMATE CONFIRMS A WORLD-CLASS
GOLD-COPPER-MOLYBDENUM DEPOSIT AT PEBBLE PROJECT, ALASKA

March 31, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to report the results of an independent mineral resource estimate by Snowden Mining Industry Consultants Inc. ("Snowden") of West Perth, Australia for the Pebble porphyry gold-copper-molybdenum deposit located in southwestern Alaska. This is the first resource estimate for the Pebble deposit completed by an independent third party engineering company and indicates strong potential for a large scale, long life mine development.

The work establishes the Pebble deposit as one of the world's largest gold and copper resources, containing 13.1 million ounces of gold and 6.8 billion pounds of copper within Inferred Mineral Resources estimated by Snowden at 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 grams gold per tonne, 0.30% copper, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). Importantly, Snowden estimates that the Pebble deposit contains significant amounts of high-grade resources: 141 million tonnes of 0.67 grams gold per tonne, 0.48% copper and 0.019% molybdenum, or 0.97% copper-equivalent above a cut-off grade of 0.80% copper-equivalent.

Snowden's estimate is based on drill core assay results (18,353 m in 110 holes) obtained to 1997 by Cominco American Incorporated (now part of "Teck Cominco") and detailed geological logging of the drill core by Northern Dynasty. Paul Blackney, B.Sc.(Hons), MAusIMM, MAIG, of Snowden was responsible for the resource estimate. He is an independent Qualified Person as defined under National Instrument 43-101. In accordance with National Instrument 43-101, a technical report detailing the resource estimate will be filed on SEDAR within 30 days. The specific breakdown of Inferred Mineral Resources for the Pebble deposit above varying cut-off grades is tabulated below:

PEBBLE DEPOSIT INFERRED MINERAL RESOURCES1
Cut-Off CuEQ[2] %	Tonnes Million	Gold g/t	Copper %	Molybdenum %	AuEQ[2] g/t	CuEQ[2] %	Contained Metal
							Gold M oz	Copper B lbs	AuEQ[2] M oz
0.30	1,013	0.40	0.30	0.015	0.96	0.61	13.1	6.8	31.2
0.40	940	0.42	0.31	0.015	0.99	0.63	12.5	6.5	29.9
0.50	692	0.46	0.35	0.016	1.09	0.69	10.2	5.3	24.2
0.60	434	0.53	0.39	0.017	1.23	0.78	7.4	3.7	17.1
0.70	271	0.59	0.43	0.018	1.35	0.86	5.1	2.5	11.8
0.80	141	0.67	0.48	0.019	1.52	0.97	3.0	1.5	6.9

Note 1Mineral resources that are not reserves do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
Note 2Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold, copper, and gold-equivalent represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery was assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu(%) + Au (g/t) x (11.25/17.64) + Mo(%) x (59.52/17.64).
AuEQ = Au(g/t) + Cu(%) x (17.64/11.25) + Mo(%) x (59.52/11.25).

Robert Dickinson, Co-Chairman of Northern Dynasty stated, "Management is very encouraged by Snowden's resource estimate that has demonstrated the Pebble deposit hosts dramatically more good-grade resources than previously recognized, and we now plan to move the project rapidly towards prefeasibility for a large-scale mining venture".

To put the project into perspective, the tonnage and grades for several gold-copper porphyry deposits prior to the commencement of commercial production are listed below:

SELECTED PORPHYRY GOLD-COPPER DEPOSITS PRIOR TO PRODUCTION

Deposit	Location	Owner	Tonnes	Au (g/t)	Cu (%)	CuEQ[1] (%)	Notes[1]
Kemess South	Canada	Northgate	200,440,000	0.63	0.22	0.62	Mineable Reserve estimated by IMC. Source: July/93 Prefeasibility Study.
Cadia	Australia	Newcrest	204,000,000	0.73	0.17	0.64	Ore Reserves estimated by Fluor Daniel/Davy. Source: Feb./96 Feasibility Study.
Batu Hijau	Indonesia	Newmont	914,484,000	0.41	0.52	0.78	Proven and Probable Reserves estimated by Newmont. Source: Mar.31/99 Newmont Annual Report on Form 10K.

Note 1Readers are cautioned that this historical information uses terminology which is dated and so may not be directly comparable to the current information on the Pebble deposit which employs mandated terminology as defined under current Canadian standards. These numbers are also mineral reserves which have demonstrated economic viability. Copper-equivalent values shown here were calculated by NDM management based on the same metal prices and conversion formula as employed by Snowden for the Pebble inferred resource estimates: CuEQ = Cu(%) + Au (g/t) x (11.25/17.64) + Mo(%) x (59.52/17.64).

The Company's next phase of project work will be to upgrade the established resources and fully delineate the good-grade gold-copper resources within the Pebble deposit to enable a rapid recovery of capital costs during the early years of mine production. Importantly, Northern Dynasty's modeling of the Pebble deposit has revealed several priority areas within and adjacent to the deposit that have high potential to host substantial volumes of additional good-grade mineralization. These include two newly identified granodiorite porphyry stocks within the deposit where good-grade gold-copper mineralization and quartz vein stockworks have been encountered in limited previous drilling. In addition, grade and tonnage increases are expected from the drilling of: angle holes across the northeast trending deposit (instead of the vertical drilling completed to date); closer spaced holes (current hole spacing ranges from 100 to 250 m throughout much of the deposit, increasing up to 300 m near the margins of the area drilled); deeper holes (current hole depths in the deposit are variable, generally extending only to depths of 125 - 250 m, many of which bottomed in mineralization); and step out holes (the deposit is open ended to the northeast and southwest).

The Pebble porphyry gold-copper-molybdenum deposit was discovered and generally outlined by Cominco American through drilling on the property to 1997. Geochemical and geophysical surveys by Teck Cominco and more recently by Northern Dynasty substantiated that the Pebble deposit is only part of a much larger series of metal-rich, coalescing hydrothermal sulphide systems. This mineral rich terrain is outlined by an 89 km2 IP/chargeability anomaly, measuring 21 km in length and up to 9 km in width. Last year, Northern Dynasty executed a Stage One exploration program and drilled 68 holes totaling 11,306 m to commence testing of the many targets within the 89 km2 hydrothermal system. This program was highly successful and resulted in the discovery of a new porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn and several high-grade gold veins. In addition, Northern Dynasty completed a geological model for the Pebble deposit based on detailed examination of Teck Cominco's drill holes.

The Company is now proceeding to formulate Phase Two drilling plans to further develop the entire world-class mineral district at its Pebble gold-copper-molybdenum project. The program is being designed to expand and delineate the good-grade gold-copper-molybdenum portions within the giant Pebble porphyry deposit, as well as the significant new porphyry, skarn and vein discoveries made by Northern Dynasty during its Phase One program. Additional drilling is also being planned to test new high-grade and bulk tonnage, gold-only targets, and to assess the potential for additional porphyry deposits within several untested, large-scale IP chargeability anomalies.

The Pebble property is located in rolling hills at an elevation of 300 m above sea level and is well situated for potential development. Preliminary studies completed by Teck Cominco outlined the road route to a site on Cook Inlet suitable for a deep-draft ocean port, 95 km to the east. The work also indicated that power requirements could be met by natural gas from currently producing offshore wells in the Inlet or from available thermal coal resources located within the State. The Alaska government is highly supportive of mining.

Northern Dynasty acquired an option to purchase a 100% interest (with no underlying royalty or back-in) in the "Resource Lands" hosting the Pebble deposit and earn a minimum 50% interest in the extensive surrounding "Exploration Lands" in 2001. Northern Dynasty is a Hunter Dickinson managed company with 17.2 million shares outstanding. Hunter Dickinson companies have a strong record of success in exploring and developing large gold-copper porphyry projects that have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Company's website at www.hdgold.com or contact Investor Services at 604-684-6365 or within North America at
1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.